UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Kinnate Biopharma Inc.

(Name of Subject Company)

Kinnate Biopharma Inc.

(Name of Persons Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

49705R105

(CUSIP Number of Class of Securities)

Nima Farzan

Chief Executive Officer and President

Kinnate Biopharma Inc.

800 West El Camino Real, Suite 180

Mountain View, California 94040

(858) 299-4699

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With a copy to:

Tony Jeffries, Esq.

Robert T. Ishii, Esq.

Brendan Ripley Mahan, Esq.

Wilson Sonsini Goodrich & Rosati P.C.

650 Page Mill Road

Palo Alto, California 94304-1050

(650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 (this “Amendment”) to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Kinnate Biopharma Inc., a Delaware corporation (“Kinnate” or the “Company”), with the U.S. Securities and Exchange Commission (the “SEC”) on March 4, 2024 (as amended or supplemented from time to time, the “Schedule 14D-9”), with respect to the tender offer made by XRA 1 Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of XOMA Corporation (“Parent”), a Delaware corporation, to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share, of Kinnate (“Kinnate Common Stock,” and shares of Kinnate Common Stock, “Shares”) (other than (i) Shares held in the treasury of Kinnate immediately prior to the Effective Time, which will be canceled without any conversion thereof and no consideration will be delivered in exchange therefor, and (ii) any Shares held by stockholders or owned by beneficial owners who are entitled to demand, and have properly demanded, appraisal of such Shares in accordance with the DGCL and have neither failed to perfect nor effectively withdrawn or lost such rights prior to the Effective Time), for (i) $2.3352 per Share in cash (the “Base Price Per Share”), (ii) an additional amount of between $0.00 and $0.2527 per Share in cash (as finally determined in accordance with the Merger Agreement (as defined below), the “Additional Price Per Share,” and together with the Base Price Per Share, the “Cash Amount”), plus (iii) one non-transferable contractual contingent value right per Share (a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”) all upon the terms and subject to the conditions as set forth in the Offer to Purchase, dated March 4, 2024 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”).

On March 18, 2024, pursuant to the Merger Agreement, Kinnate, Purchaser and Parent calculated the Additional Price Per Share, based on Kinnate’s expected Closing Net Cash (as defined in the Merger Agreement) as of immediately prior to the expiration date of the Offer and determined that the Additional Price Per Share will be $0.2527 per Share. As a result, the total Cash Amount is $2.5879 per Share, as determined in accordance with the Merger Agreement.

The Offer is described in a Tender Offer Statement filed under cover of Schedule TO with the SEC on March 4, 2024, by Parent and Purchaser (as amended or supplemented from time to time).

Capitalized terms used in this Amendment but not defined herein shall have the respective meaning given to such terms in the Schedule 14D-9. The information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference, except that such information is hereby amended or supplemented to the extent specifically provided herein. This Amendment is being filed to disclose certain updates as reflected below.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

Item 2 (“Identity and Background of Filing Person”) of the Schedule 14D-9 is hereby amended and supplemented by replacing the eighth paragraph of the section titled “—Tender Offer” in its entirety with the following paragraph:

“On March 19, 2024, the Offer was extended pursuant to the Merger Agreement. The Offer was previously scheduled to expire one minute after 11:59 p.m., Eastern time, on April 1, 2024. The expiration date of the Offer is extended to expire one minute after 11:59 p.m., Eastern time, on April 2, 2024, unless it is extended further in accordance with the Merger Agreement.”

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Item 7 (“Purposes of the Transaction and Plans or Proposals”) of the Schedule 14D-9 is hereby amended and supplemented by adding, immediately following the third paragraph, the following paragraph:

1

“Other than the Disposition in connection with the PF Agreement, Kinnate does not expect to enter into any other definitive agreement providing for a Disposition prior to the Offer Closing Time. Therefore, Kinnate expects the PF Transaction to be the only Disposition with respect to which CVR Holders would potentially be entitled to 100% of the Net Proceeds pursuant to the CVR Agreement, and Kinnate expects that for all subsequent Dispositions, if any, CVR Holders would potentially be entitled to 85% of the Net Proceeds from such Disposition of CVR Products pursuant to the CVR Agreement.”

ITEM 9. EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following Exhibit to the list of Exhibits:

Exhibit No.	Description

(a)(5)(C)	Press Release issued by Purchaser on March 19, 2024 (incorporated herein by reference to Exhibit (a)(5)(C) to the Schedule TO).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 19, 2024

Kinnate Biopharma Inc.

By:	/s/ Nima Farzan
Nima Farzan
Chief Executive Officer and President